Exhibit (a)(5)(iv)

Contacts
Investors: Bradley J. Wright at 703.312.9678 or bwright@fbr.com
Media: Shannon Hawkins at 703.469.1190 or shawkins@fbr.com

FBR & CO. ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

ARLINGTON, Va., August 27, 2014 (GLOBE NEWSWIRE) -- FBR & Co. (Nasdaq: FBRC) today announced the final results of its previously announced modified "Dutch auction" tender offer to purchase up to 1,000,000 shares of its common stock at a price no less than $28.00 and no more than $29.00 per share, which expired at 12:00 midnight, New York City time, on Wednesday, August 20, 2014. FBR has accepted for purchase 1,201,897 shares of its common stock at a purchase price of $28.00 per share. Included within the shares accepted for purchase are 201,897 additional common shares that FBR elected to purchase pursuant to its option to increase the size of the offering by up to 2% of the outstanding shares of FBR common stock. Because the number of shares tendered at the $28.00 purchase price (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms) exceeds the number of shares that FBR offered to purchase, the resulting proration factor, after giving effect to the priority for "odd lots," is approximately 73.0652%. Payment for the shares accepted for purchase under the tender offer will be made promptly, and all shares tendered and not purchased will be returned promptly to stockholders.

FBR is purchasing the shares, which represent approximately 11.9% of the shares outstanding as of August 25, 2014, at a total cost of $33,653,116, excluding fees and expenses relating to the tender offer. FBR expects to have approximately 8,892,991 shares of its common stock outstanding immediately following consummation of the tender offer.

FBR is authorized to repurchase 953,654 additional shares of its common stock from time to time through open market purchases, at prevailing market prices, or in privately negotiated or other transactions. FBR's share repurchase program may be modified or terminated by FBR's board of directors at any time. Pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, any such additional repurchases by FBR of shares of its common stock shall not occur prior to September 5, 2014.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent. Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 859-8509 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq:FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; healthcare; insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.